DREYFUS PREMIER CONSUMER FUND
STATEMENT OF INVESTMENTS
January 31, 2006 (Unaudited)

Common Stocks--101.0%	Shares	Value ($)
Basic Industries--1.7%		
Marriott International, Cl. A	300	**19,992**
Broadcasting & Publishing--3.1%		
Time Warner	2,150	**37,690**
Computer/Personal--1.8%		
Cendant	1,300	**21,762**
Consumer Durables--2.3%		
Bed Bath & Beyond	360a	13,467
Coach	400a	14,380
		27,847
Consumer Non-Durables--30.9%		
Boston Beer, Cl. A	650a	16,835
Brown-Forman, Cl. B	140	9,929
Cadbury Schweppes, ADR	600	23,898
Campbell Soup	400	11,972
Chico's FAS	360a	15,681
Colgate-Palmolive	600	32,934
Dean Foods	790a	29,965
General Mills	400	19,444
Nike, Cl. B	130	10,524
PepsiCo	1,050	60,039
Playtex Products	2,010a	26,974
Polo Ralph Lauren	230	13,027
Procter & Gamble	1,140	67,522
Tupperware	700	15,540
Whole Foods Market	280	20,684
		374,968
Consumer Services--39.2%		
Advance Auto Parts	300a	13,071
Aramark, Cl. B	440	11,726
Brinker International	500	20,350
Carmike Cinemas	500	11,455
Clear Channel Communications	310a	9,074
Comcast, Cl. A (Special)	700a	19,404
CVS	700	19,432
Diageo, ADR	370	22,207
Dollar General	1,100	18,590
Hilton Hotels	900	22,437
Home Depot	770	31,224
Intrawest	500	14,045
JC Penney	300	16,740
Kohl's	400a	17,756
Lamar Advertising, Cl. A	490a	22,501
Liberty Media, Cl. A	1,400a	11,704
McDonald's	940	32,909
Staples	1,075	25,488
Target	500	27,375
Univision Communications, Cl. A	600a	19,104
Viacom, Cl. B	510a	21,155
Wal-Mart Stores	940	43,343
Walt Disney	960	24,297
		475,387

Consumer Staples--6.0%		
Altria Group	840	60,765
Coca-Cola Enterprises	600	11,844
		72,609
Food & Beverages--1.0%		
Ralcorp Holdings	300a	**11,790**
Food Distributors--4.3%		
Diamond Foods	1,400	29,484
Groupe Danone, ADR	1,030b	23,134
		52,618
Media--1.3%		
News, Cl. A	980	**15,445**
Merchandising--1.3%		
Dick's Sporting Goods	440a	**16,179**
Retail--1.9%		
Costco Wholesale	450	**22,451**
Technology--2.3%		
Electronic Arts	200a	10,916
Google, Cl. A	40a	17,330
		28,246
Telecommunications--1.0%		
NTL	200a	**12,650**
Transportation--2.9%		
Airtran Holdings	1,400a	23,716
Carnival	220	11,387
		35,103
Total Common Stocks		
(cost $1,099,928)		**1,224,737**

Investment of Cash Collateral
for Securities Loaned--2.0%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $23,690)	23,690c	**23,690**
Total Investments (cost $1,123,618)	**103.0%**	**1,248,427**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(36,084)**
Net Assets	**100.0%**	**1,212,343**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of this security are on loan. At January 31, 2006, the total market value of the fund's security on loan is $23,134 and the total market value of the collateral held by the fund is $23,690.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER HEALTH CARE FUND
STATEMENT OF INVESTMENTS
January 31, 2006 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Capital Goods--1.0%		
Thermo Electron	3,400a	**114,376**
Consumer Services--.9%		
Allscripts Healthcare Solutions	5,700a,b	**100,377**
Health Care--96.8%		
Alcon	1,000	127,920
Abbott Laboratories	13,170	568,285
Aetna	1,200	116,160
AmerisourceBergen	5,000	218,200
American Medical Systems Holdings	3,000a	67,980
Amgen	7,460a	543,759
Applera - Celera Genomics Group	4,200a	49,392
Array Biopharma	6,500a	50,505
Barr Pharmaceuticals	1,700a	111,486
Baxter International	3,000	110,550
Becton, Dickinson & Co.	1,300	84,240
Biogen Idec	2,375a	106,281
Boston Scientific	5,300a	115,911
Caremark Rx	3,400a	167,620
Cephalon	1,500a	106,335
Cerner	1,800a	81,000
Celgene	1,700a	120,955
Community Health Systems	3,375a	122,816
Conor Medsystems	2,400a	56,376
Cooper Cos.	1,000	55,430
Covance	2,775a	157,648
Coventry Health Care	1,800a	107,226
CR Bard	1,075	68,176
Cytyc	3,800a	114,380
Eli Lilly & Co.	4,175	236,389
Fisher Scientific International	2,700a	180,549
Genentech	4,750a	408,120
Guidant	1,775	130,640
Hospira	1,875a	83,906
IMS Health	6,400	157,440
InterMune	5,200a	105,196
Invitrogen	800a	55,104
Ista Pharmaceuticals	14,600a	102,346
Johnson & Johnson	3,445	198,225
Kindred Healthcare	1,700a	38,930
Matria Healthcare	2,200a	93,874
McKesson	2,000	106,000
Medarex	5,200a	72,696
Medimmune	1,500a	51,180
Medtronic	9,950	561,877
MGI Pharma	2,100a	35,007
National Medical Health Card Systems	1,800a	56,826
NitroMed	2,400a,b	26,976
Novartis, ADR	3,925	216,503
Omnicare	2,200	109,340
Option Care	4,000	55,240
OSI Pharmaceuticals	2,900a	81,664
Patterson Cos.	3,000a	103,590
PDL BioPharma	3,500a	102,025
Pediatrix Medical Group	600a	52,608
PerkinElmer	2,300	52,302
Pfizer	20,375	523,230
Pharmaceutical Product Development	2,500	172,950
Quality Systems	1,000	88,500
Quest Diagnostics	2,200	108,746
Regeneration Technologies	5,000a	39,500
Res-Care	4,700a	90,193
Respironics	3,000a	108,090
Roche Holding, ADR	2,975	234,985
Schering-Plough	10,380	198,777
Sepracor	700a	39,837
Serologicals	4,675a	104,533
St. Jude Medical	4,050a	198,977
Stryker	1,800	89,820
Sybron Dental Specialties	2,275a	96,915
Teva Pharmaceutical Industries, ADR	4,290	182,883
Triad Hospitals	2,980a	122,359
UnitedHealth Group	6,062	360,204
VCA Antech	1,800a	49,806
Vertex Pharmaceuticals	3,200a	114,304
WellPoint	5,350a	410,880
Wyeth	9,050	418,563
Zimmer Holdings	1,575a	108,596
Zymogenetics	2,300a	51,313
		10,817,145

Technology--1.2%

Theravance	1,300a	35,607
Varian Medical Systems	1,600a	96,336
		131,943

Total Common Stocks

(cost $9,684,519)   **11,163,841**

Short-Term Investments--1.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.75%, 3/2/2006	74,000	73,749
4.13%, 3/9/2006	59,000	58,755
4.16%, 3/30/2006	44,000	43,710
Total Short-Term Investments		
(cost $176,243)		**176,214**

Investment Of Cash Collateral for Securities Loaned--0.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $65,376)	65,376c	**65,376**

Total Investments (cost $9,926,138)	**102.1%**	**11,405,431**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(229,399)**
Net Assets	**100.0%**	**11,176,032**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At January 31, 2006, the total market value of the fund's securities on loan is $62,760, and the total market value of the collateral held by the fund is $65,376.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.